

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 3, 2011

<u>**Via U.S. Mail**</u>

Peter J. Sandore
President and Chief Executive Officer
Sabre Industries, Inc.
1120 Welsh Road, Suite 210
North Wales, PA 19454

Re: **Sabre Industries, Inc.**
      Amendment No.6 to Registration Statement on Form S-1
      Filed: April 8, 2011
      File No.: 333-166432

Dear Mr. Sandore:

We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. We note that in your "Underwriting" discussion on page 114 you name Stifel, Nicolaus & Company as the "sole book-running manager of the offering and as a representative of each of the underwriters." Please confirm that all the underwriters named on the prospectus cover page play the role of lead or managing underwriters. Otherwise, please revise the prospectus cover page accordingly. Please refer to Item 501(b)(8) of Regulation S-K.

<u>Risk Factors, page 12</u>

<u>We have substantial debt obligations, which could impair our ability to operate our business and react to changes in our business and markets, page 15</u>

2. Please tell us what consideration you gave to adding a risk factor to address the

risks associated with any inability on your part to refinance your Commerzbank Facility when it expires on December 31, 2011. We note your discussion in the penultimate paragraph on page 49 and in the first half of page 50.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Factors and Trends Affecting Our Results of Operations, page 29</u>

3. In order for potential investors to better assess the significance of the two purchase orders you disclose, please quantify the value of these agreements.

<u>Results of Operation, page 32</u>

4. We note your disclosures related to gross profit margins during the current interim period, including your disclosures related to improved margins during the three month period ended January 31, 2011. Please revise your disclosures to more specifically discuss and quantify the negative factors that impacted gross profit margins during the first six months of the current fiscal year and address if you expect those factors to continue.

<u>Liquidity and Capital Resources, page 48</u>

5. In light of the expiration of your credit facility on December 31, 2011, please disclose the amount of debt you expect to be outstanding after the offering. If the remaining debt will be material, please disclose and discuss how you intent to satisfy your debt and address the potential risks and consequences related to refinancing your debt.

<u>Summary Compensation Table, page 90</u>

6. Please revise your footnote (2) disclosure to cross-reference your "Note Receivable" discussion on page 98, to help investors better understand your disclosure regarding the $218,130 settlement of an executive loan.

You may contact Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Julie M. Allen, Esq. (Via Facsimile @ (212) 969-2900)
        Proskauer Rose LLP
        1585 Broadway
        New York, NY 10036